

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2015

Kerry Driscoll
Chief Executive Officer
Mind Solutions, Inc.
3525 Del Mar Heights Road, Suite 802
San Diego, California 92130

      Re: Mind Solutions, Inc.
               Revised Preliminary Information Statement on Schedule 14C
               Filed June 19, 2015
               File No. 000-33035

Dear Mr. Driscoll:

      We have reviewed your revised filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Amendment to Articles of Incorporation to Increase the Number of Authorized Shares of Common Stock, page 3

1.   Please disclose how you calculated the number of shares reserved under each promissory note and disclose the conversion price used.

2.   Please revise to disclose how the conversion price will be determined for the Iconic Holdings and LG Capital convertible promissory notes.

Documents Incorporated by Reference, page 8

3.   We note that you have attempted to incorporate certain information by reference. Please be advised that information may be incorporated by reference only in the manner and to the extent specifically permitted by the items of Schedule 14A. Refer to Item 1 of Schedule 14C and Note D to Schedule 14A and revise this section so that it comports with the item requirements. To the extent you conclude that the documents are not

required to be incorporated by reference and delivered with the information statement, please revise accordingly.

Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579, or in her absence, me at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Norman T. Reynolds, Esq.
        Norman T. Reynolds Law Firm, P.C.